Mail Stop 4561

August 4, 2006

J. Chris Brewster
Chief Financial Officer and Treasurer
Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas 77082

Re: Cardtronics, Inc.
       Registration Statement on Form S-4/A
       Filed July 10, 2006
       File No. 333-131199

Dear Mr. Brewster:

       We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Supplemental Response Letter

1. Please revise and re-file the supplemental response letter
filed
in response to comment 1. Please expand the letter to comply with
the staff positions enunciated in Morgan Stanley & Co. (available
June 5, 1991) and Shearman & Sterling (available July 2, 1993).

Registration Statement Cover Page

Prospectus Cover Page

2. We note your response to comment 11. Please revise the
penultimate sentence to clarify that broker-dealers who acquired
the
old securities directly from the issuer in the initial offering
must,
in the absence of an exemption, comply with the registration and
prospectus delivery requirements of the Securities Act in
connection
with the secondary resales and cannot rely on the position of the
staff enunciated in the Exxon Capital no-action letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Tabular Disclosure of Contractual Obligations, page 59

3. We read your response to comment 49 and reissue our prior
comment,
in part. Please tell us what consideration you gave to including
your obligations under any employment agreements.

Certain Relationships and Related Party Transactions, page 83

4. We note your response to comment 53. Please advise us if your
expectations with respect to repayment of the loans changes prior
to
effectiveness.

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements
Note (2), page F-8

5. Please revise to further explain or show how you computed the
pro
forma adjustment to arrive at pro forma interest expense for the
year
ending December 31, 2005.

Consolidated Statements of Operations, page F-34

6. Please revise to present the expense associated with stock-
based
compensation in the same line or lines as cash compensation paid
to
the same employees. You may disclose the amount of expense
related
to stock-based compensation included in the specific line items in
a
parenthetical note to the appropriate income statement line items,
in
the footnotes to the financial statements, or within MD&A. Refer
to
SAB Topic 14F.

Note 1 - Business and Summary of Significant Accounting Policies
(o) Revenue Recognition, page F-44

7. We read your response to comment 63 and have the following
additional comments.

(a) With respect to your evaluation of paragraph 9 in EITF 99-19,
please further explain how you establish the interchange fee
structure with the merchant. For instance, is the fee based on
the
pass through interchange fee from the electronic funds transfer
network. If so, please tell us whether this is pass through rate
is
a contractual obligation.

(b) With respect to your evaluation of paragraph 11 in EITF 99-
19,
please further explain how you have discretion in supplier
discretion
with respect to the surcharge related revenue. In this regard, we
note in your evaluation of paragraph 9 that the interchange fees
are
"determined based on our relationship with the underlying
electronic
funds transfer network and do not involve the underlying
merchant."
However, your disclosure on page 33 indicates that the interchange
fees are set by the electronic funds transfer networks and vary
according to their arrangements with the financial institutions.

(c) Please clarify your conclusion in evaluating paragraph 13 in
EITF 99-19. For instance, we note that the merchant takes on the
first loss obligation for settling any Regulation E claims.

(d) With respect to your evaluation of paragraph 14 in EITF 99-
19,
we note that you retain credit risk with the third party
processors.
Please clarify whether you also retain this credit risk in
arrangements where the fees are paid directly to the merchant.

Exhibit 12.1

8. We read your response to comment 76. Please further explain to
us
how the variable nature of this charge is different from interest
charges included in this calculation associated with your
revolving
credit facility which may fluctuate based on your cash
requirements.
In addition, please tell us how the variable rental cost is within
your ability to control since you are not able to control and
would
not want to limit the related transaction volume.

* * * *

        As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we
may
have additional comments after reviewing your amendment and
responses
to our comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act
of
1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

        We will consider a written request for acceleration of the
effective date of the registration statement as confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority,
grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding
requesting acceleration of a registration statement. Please allow
adequate time after the filing of any amendment for further review
before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested
effective date.

        You may contact Josh Forgione at 202-551-3431 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions
regarding comments on the financial statements and related
matters.
Please contact me at 202-551-3852 with any other questions.

        Sincerely,

        Michael McTiernan

Special Counsel

cc: David P. Oelman, Esq. (via facsimile)
      Vinson & Elkins L.L.P.
J. Chris Brewster
Cardtronics, Inc.
August 4, 2006
Page 1